UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-40805

VersaBank

(Exact name of registrant as specified in its charter)

140 Fullarton Street, Suite 2002

London, Ontario N6A 5P2

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

On June 3, 2026, VersaBank issued Interim Consolidated Financial Statements for the three months ended April 30, 2026 and 2025, Management’s Discussion and Analysis of Operations and Financial Condition for the three months ended April 30, 2026, a press release, dated June 3, 2026, titled VERSABANK REPORTS STRONG SECOND QUARTER RESULTS, a press release, dated June 3, 2026, titled VersaBank Declares Dividends, Form 52-109F2 certificate of interim filings by CEO and Form 52-109F2 certificate of interim filings by CFO, copies of which are furnished as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, Exhibit 99.4, Exhibit 99.5 and Exhibit 99.6, respectively, to this Report of Foreign Private Issuer on Form 6-K

The information in this Form 6-K (including Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, Exhibit 99.4, Exhibit 99.5 and Exhibit 99.6) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERSABANK

Date: June 3, 2026	By:	/s/ Nicolas Ospina
Name: Nicolas Ospina
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Interim Consolidated Financial Statements for the three months ended April 30, 2026 and 2025.
99.2	Management’s Discussion and Analysis of Operations and Financial Condition for the three months ended April 30, 2026.
99.3	Press Release, dated June 3, 2026, titled VERSABANK REPORTS STRONG SECOND QUARTER RESULTS.
99.4	Press Release, dated June 3, 2026, titled VersaBank Declares Dividends.
99.5	VersaBank—Form 52-109F2 certificate of interim filings by CEO.
99.6	VersaBank—Form 52-109F2 certificate of interim filings by CFO.